April 18, 2013

Jeanne Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 31, 2012
Form 10-Q for Quarterly Period Ended December 31, 2012
Filed February 14, 2013
File No. 001-32898

Dear Ms. Bennett:

On behalf of China BAK Battery, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 1, 2013, providing the Staff’s comments with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2012 (the “10-K”) and the Form 10-Q for the quarterly period ended December 31, 2012 (the “10-Q”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.

Please tell us, and revise future filings to clarify, how you determined that the sources of liquidity you note will be sufficient for the next 12 months, particularly in light of the significant debt obligations and payables due within 12 months and your existing source of cash. For example, have you historically extended and/or refinanced short-term debt and, if so, do you believe you will be able to continue to do so?

RESPONSE:

Jeanne Bennett
April 18, 2013

We note your comment and will revise future filings accordingly.

We have been successful in extending and/or refinancing our short-term debt historically and we believe we will be able to continue to do so. We believe that we are in good relationship with banks and will be able to renew the short-term debt if necessary. As of March 31, 2013, we had $27.5 million of funds available under our credit facilities for additional cash needs. We will continue to implement our turnaround plans to improve our operations. We will also expect to continue to obtain government grant income with respect to the R&D project “Key Materials, Battery and Battery Pack for use in Electric Vehicles”. In addition, we expect to receive rental income from the R&D centre building starting from the third quarter of fiscal year 2013, which will generate a positive cash flow.

Our cash flow forecast for the next 12 months is set forth below:

Cash Plan From April 1, 2013 to March 31, 2014
(in thousands of U.S. dollars)

		Monthly average flows
Cash in opening balance	4,677

Cash inflows
Re-borrow from banks	16,129	1,344
Sales collection	174,194	14,516
Government subsidies	9,677
Rental from R&D centre	5,806	484
Subtotal	210,484

Cash outflows
Repayment to banks	38,710	3,226
Loan interest	9,677	806
Payment to suppliers	116,129	9,677
Salary and wages	19,516	1,626
Utilities and others	8,710	726
Subtotal	192,742

Cash in closing balance	25,758

Jeanne Bennett
April 18, 2013

Item 8. Financial Statements and Supplementary Data

Note 1. Principal Activities, Basis of Presentation and Organization

2.	In future filings, please disclose the status of the matters related to the claims of the investors of your 2005 private placement including the following:
  We note on page F-12 that you have only reached settlement with certain investors. Please discuss the status of the claims with those investors with whom you have not reached settlement.

RESPONSE:

Because other investors have never submitted any claims regarding this matter, we did not reach settlement with them. We will disclose this in our future filings.

  On page F-13 you disclose that only 50% of the shares related to the 2005 performance threshold were issued to the settling investors. Discuss the status of the other 50% for 2005 and the status of 100% related to the 2006 performance shares.

RESPONSE:

On January 20, 2005, immediately prior to consummating certain share exchange transaction between the Company and the stockholders of the Company’s Hong Kong subsidiary, BAK International Limited (“BAK International”), BAK International executed a private placement of its common stock with unrelated investors whereby it issued an aggregate of 8,600,433 shares of common stock for gross proceeds of $17,000,000. In connection with this financing, Mr. Xiangqian Li, the Chairman and Chief Executive Officer of the Company, agreed to place 2,179,550 shares of the Company’s common stock owned by him into an escrow account pursuant to an escrow agreement dated January 20, 2005 (the “Escrow Agreement”). Pursuant to the Escrow Agreement, 50% of the escrowed shares were to be released to the investors in the private placement if the audited net income of the Company for the fiscal year ended September 30, 2005 was less than $12,000,000, and the remaining 50% were to be released to investors in the private placement if audited net income of the Company for the fiscal year ended September 30, 2006 was less than US$27,000,000. If the audited net income of the Company for the fiscal years ended September 30, 2005 and 2006 reached the above-mentioned targets, the 2,179,550 shares would be released to Mr. Xiangqian Li in the amount of 50% upon reaching the 2005 target and the remaining 50% upon reaching the 2006 target.

Jeanne Bennett
April 18, 2013

Under accounting principles generally accepted in the United States of America (“US GAAP”), escrow agreements such as the one established by Mr. Xiangqian Li generally constitute compensation if, following attainment of a performance threshold, shares are returned to a company officer. The Company determined that without consideration of the compensation charge, the performance thresholds for the year ended September 30, 2005 would be achieved. However, after consideration of a related compensation charge, the Company determined that such thresholds would not have been achieved. The Company also determined that, even without consideration of a compensation charge, the performance thresholds for the year ended September 30, 2006 would not be achieved.

While the 1,089,775 escrow shares relating to the 2005 performance threshold were previously released to Mr. Xiangqian Li, Mr. Xiangqian Li executed a further undertaking on August 21, 2006 to return those shares to the escrow agent for the distribution to the relevant investors. However, such shares were not returned to the escrow agent, but, pursuant to a Delivery of Make Good Shares, Settlement and Release Agreement between the Company, BAK International and Mr. Xiangqian Li entered into on October 22, 2007 (the “Li Settlement Agreement”), such shares were ultimately delivered to the Company in November 2007. BAK International in turn delivered the shares to the Company. Such shares (other than those issued to investors pursuant to the 2008 Settlement Agreements, as described below) are now held by the Company. Upon receipt of these shares, the Company and BAK International released all claims and causes of action against Mr. Xiangqian Li regarding the shares, and Mr. Xiangqian Li released all claims and causes of action against the Company and BAK International regarding the shares. Under the terms of the Li Settlement Agreement, the Company commenced negotiations with the investors who participated in the Company’s January 2005 private placement in order to achieve a complete settlement of BAK International’s obligations (and the Company’s obligations to the extent it has any) under the applicable agreements with such investors.

Beginning on March 13, 2008, the Company has entered into settlement agreements (the “2008 Settlement Agreements”) with certain investors in the January 2005 private placement. Pursuant to the 2008 Settlement Agreements, the Company and the settling investors have agreed, without any admission of liability, to a settlement and mutual release from all claims relating to the January 2005 private placement, including all claims relating to the escrow shares related to the 2005 performance threshold that had been placed into escrow by Mr. Xiangqian Li, as well as all claims, including claims for liquidated damages relating to registration rights granted in connection with the January 2005 private placement. Under the 2008 Settlement Agreement, the Company has made settlement payments to each of the settling investors of the number of shares of the Company’s common stock equivalent to 50% of the number of the escrow shares related to the 2005 performance threshold these investors had claimed; aggregate settlement payments as of September 30, 2011 amounted to 368,745 shares. Share payments to date have been made in reliance upon the exemptions from registration provided by Section 4(2) and/or other applicable provisions of the Securities Act of 1933, as amended. In accordance with the 2008 Settlement Agreements, the Company filed a registration statement covering the resale of such shares which was declared effective by the Securities and Exchange Commission on June 26, 2008.

Jeanne Bennett
April 18, 2013

In addition, because the Company failed to satisfy the performance threshold for the fiscal year ended September 30, 2006, the remaining 1,089,775 escrow shares relating to the fiscal year 2006 performance threshold were released to the relevant investors from the escrow account.

The 1,089,775 escrow shares relating to the fiscal year 2005 performance threshold that were delivered to the Company and the 1,089,775 escrow shares relating to the fiscal year 2006 performance threshold were released to the relevant investors were reflected in the Company’s historical financial statements as “Donated Shares.”

Pursuant to Li Settlement Agreement, the 2008 Settlement Agreements and upon the release of the 1,089,775 escrow shares relating to the fiscal year 2006 performance threshold to the relevant investors, either Mr. Li or the Company does not have any obligations to the investors who participated in the Company’s January 2005 private placement relating to the escrow shares.

We will also revise our future filings accordingly.

Note 2. Summary of Significant Accounting Policies and Practices
(o) Government Grants, page F-18

3.

We see you are reporting government grants as a separate line item after operating loss. You disclose that the government grant income is mainly due to subsidies for your research and development and land use rights. Since the purpose of these grants is directly related to your operations, please tell us why the income has not been included in the computation of operating loss. That is, as credits against research and development expenses and as credits against amortization expense.

RESPONSE:

According to IFRS for SMEs — U.S. GAAP Comparison Wiki, developed by AICPA, U.S. GAAP does not define government grants, nor are there specific standards applicable to transfers of assets from governmental units to business enterprises. As the government grant received was relatively significant, we disclosed it as a separate line item after operating loss so as not to distort the real status by netting off against the research and development expenses and amortization expenses.

Jeanne Bennett
April 18, 2013

Note 1. Principal Activities, Basis of Presentation and Organization, page F-9

4.

We note that in the five years before 2012, your gross profit was between 11% and 18% of revenue, but in 2012 gross profit was less than 1%. Please revise management’s viable plan on page F-13 in future filings to explain the reasons for this significant change in the relationship of revenue to cost of revenue, and the steps you are taking to reverse this change. Discuss the components that affect this relationship and how you intend to improve your gross profit margin.

RESPONSE:

We will revise management’s viable plan in future filings to explain the reasons for this significant change in the relationship of revenue to cost of revenue, and the steps we are taking to reverse this change.

We believe that there are three major components that affect this relationship, including price competition, raw materials cost increase and labor cost increase.

We intend to improve our gross profit margin through the following measures:

  Ensure orders for higher gross margin products receive preferential treatment;

  Expand customer base in electric vehicles and polymer market that are characterized with higher gross margin;

  Enhance yield rate and productivity to mitigate impact of the increases in raw materials cost and labor cost.

5.

In addition, in future filings please expand the third paragraph on page 44 in the MD&A to present a detailed discussion of management’s viable plan. For example, please tell us, and revise future filings to clarify, how you are implementing or intend to implement the strategies you discuss, such as the “aggressive marketing” strategies. Also, we note that a portion of your plan involves reducing manufacturing costs and receivable turnover days. Please clarify how you intend to achieve these objectives in light on your disclosure on page 16 regarding “significantly expanding our business” and page 20 regarding extending relatively long payment terms to your customers. As a related matter, please also reconcile your disclosure on pages 16 and 36 as to whether demand for your products is increasing or decreasing. For guidance, please see Section 607.02 of the Codification of Financial Reporting Releases.

Jeanne Bennett
April 18, 2013

RESPONSE:

We note your comments and will revise our future filings accordingly. With respect to your question on how we are implementing or intend to implement our aggressive marketing strategies, we intend to reduce our unit manufacturing costs by “significantly expanding our business.” While we intend to reduce overall receivable turnover days, we would extend relatively long payment terms to selected customers on a need basis, e.g., new market and reputable customers.

On page 16, we meant we are in the process of significantly expanding our business in order to meet the increasing demand for our "cylindrical and polymer" products, as well as capture new market opportunities.

On page 36, we meant in the near-term, we anticipate continuous operating challenges due to a number of trends facing our business, including in particular declining demand for "prismatic" replacement battery cells and increasing competition from foreign and domestic battery cell manufacturers in China.

In other words, we recently experienced increased demand for our cylindrical and polymer products and decreased demand for prismatic products.

Note 4. Trade Accounts Receivable, net, page F-21

6.	We note that you recorded an allowance for doubtful accounts of $21.9 million for fiscal 2012 and another $3.3 million in the quarter ended December 31, 2012. Please respond to the following:

  Tell us the standard payment terms for your receivables.

RESPONSE:

Standard payment terms for our receivables mainly include payment in cash, settlement in 30, 60 and 90 days, one month to six months bank acceptance bills, sight letter of credit or letter of credit 45 days or 60 days.

  Describe the significant causes of the bad debts in each period.

RESPONSE:

Jeanne Bennett
April 18, 2013

The bad debt in each period was mainly caused by the severe competition, overall unfavorable credit status in China and challenging macroeconomic environment. In order to maintain and develop the market share, the Company had to provide not only high-quality products but also favorable payment terms to our customers. To expand our business, a relatively loose credit policy was implemented prior to 2012. Due to the economic recession, some customers were facing difficult financial conditions and short of cash flow. They significantly delayed their payment or even went bankruptcy.

  Describe for us in greater detail your accounting policy and process for establishing the allowance for doubtful accounts and identifying account receivable balances at risk for non-payment, including how any longer credit terms provided to customers impacted the analysis.

RESPONSE:

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts and group customers accounts that have known or potential collection issues, and (ii) applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, the Company considers factors such as the background of the customer and its current affairs, on-going or historical disputes, litigation, going concerns, insurance coverage and the economic environment. The main loss rates we estimated and adopted are as follows: the aging from 7 to 9 months is 15%, the debt aging from 10-12 months is 50% and the aging over 1 year is 100%.

  Explain how your policy considered the guidance in ASC 310-10-35-5 through 35-11.

RESPONSE:

The Company followed ASC 310-10-35-5 through 35-11 in determining its accounting policy for establishing measurement impairment of receivables. An allowance is established based on all information available before the financial statements are issued or are available to be issued, when such information indicates that it is probable that the accounts receivable may be impaired and when the amount of loss can be reasonably estimated based on the process described above.

  Tell us whether you ever extend the credit repayment periods for customers and if so, describe to us the circumstances under which you would normally provide these extensions and whether the arrangements were formally documented or verbal in nature.

Jeanne Bennett
April 18, 2013

RESPONSE:

We would extend relatively longer credit repayment periods to selected customers on a need basis, e.g., new market and reputable customers. To be qualified, they should have been our customers for at least one year and maintain a very good payment record. If the qualified customers require for extension of the repayment period, we may renew the contract at the annual anniversary date.

  Provide us with an aging of your accounts receivable balances as of September 30, 2012 and December 31, 2012, highlighting for us any account balances that were 60 days, 90 days, 180 days, 360 days and 720 days past due at those dates.

RESPONSE:

Please refer to the enclosed sheets.

  Tell us how you considered your contingent liability related to $21.9 million of bank acceptance bills, as disclosed in Note 23 on page F-45. Refer to FASB ASC 860-20-40 and 860-20-55-24.

RESPONSE:

Bank acceptance bills represent accounts payable in the form of bills of exchange whose acceptances are guaranteed and settlements are handled by banks. As risk of such banks’ default is remote, we did not separately recognize a liability in that regard.

Note 5. Inventories, page F-22

7.

We note you report recovery of obsolete inventories of $1.8 million in 2011. You also show a reversal of your provision of $710,827 in the quarter ended December 31, 2012 as shown on page F-13 of your Form 10-Q. However, as noted in SAB Topic 5.BB, a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. This is based upon the application of FASB ASC 330-10-35-1 and 35-14. Please tell us how you considered this guidance in your accounting.

RESPONSE:

Jeanne Bennett
April 18, 2013

This is mainly because we disposed part of the obsolete inventories. In our general ledger we did not make provision or allowance for obsolete inventories. We made adjustments when we prepared consolidated statements and then disclosed accordingly. When we sold or disposed obsolete inventories, the allowance we made before was not reversed but when we made adjustments in consolidated worksheet, we reversed the allowance against the disposal of the obsolete inventories. Our inventory balance had been reduced more as of December 31, 2012 compared with September 30, 2012. We believe that we are in compliance with FASB ASC 330-10-35-1 and 35-14 regarding the evaluation of the new cost basis.

Note 5. Prepayments and Other Receivables, net

8.

Please tell us why you have an allowance for doubtful accounts related to your prepayments (staff advances and prepayment for operating purposes as noted from your December 31, 2012 Form 10-Q). Please show us the nature and amount of the significant components of the balance of $4.6 million as of September 30, 2012.

RESPONSE:

We disclosed prepayments and other receivables in the same note, in which the allowance for doubtful accounts are only against other receivables. Detailed classifications are set forth as follows:

	September 30, 2012

	Gross	Allowance	Net
Prepayments for raw materials and others	$4,458,058	$0	$4,458,058
Other receivables
Staff advances	1,014,814
Obsolete assets disposal	1,005,409
Deferred expenses	1,176,592
Others	1,358,002
Other receivables sub-total	4,554,817	-1,305,329	3,249,488

	$9,012,875	$-1,305,329	$7,707,546

Note 8. Property, Plant and Equipment, page F-27

9.

We note that you are accumulating impairment charges similar to accumulated depreciation. Please tell us how you considered FASB ASC 360-10-35-20, which states that you should consider the adjusted carrying amount as the new cost basis of the long-lived asset.

Jeanne Bennett
April 18, 2013

RESPONSE:

While we consider the adjusted carrying amount as the new cost basis of the long-lived assets, we separately disclosed the impairment charges for added clarity. We will amend our filing in the future accordingly.

10.

On page F-27 you disclose that as of September 30, 2012, you pledged machinery and equipment with a net book value of $47,255,604 as collateral under certain loan arrangements. Please reconcile with your disclosure on page F-15 of your December 31, 2012 Form 10-Q wherein you disclose that you pledged certain buildings, construction in progress and lease prepayments with a net book value of $112,060,281 as of September 30, 2012 as collateral under certain loan arrangements.

RESPONSE:

We reconciled these two tables as follows:

	September 30,	December
		31,
	2012	2012
Note 7, F-16, 10-Q (Q1, 2013)
Inventories (Note 4)	$23,863,691	$24,072,024
Machinery and equipment, net (Note 6)	47,255,604	45,722,332
Buildings and construction in progress (Note 6)	90,823,461	90,974,511	p
Lease prepayments, net (Note 6)	4,919,301	4,876,727	p
	$166,862,057	$165,645,594
Note 8, F-16, 10-Q (Q1, 2013)
Long term -- Buildings and construction in progress	16,317,519	16,366,476	p
Total net book value pledged	183,179,576	182,012,070

Note 6 (iii), F-15, 10-Q (Q1, 2013)
buildings construction in progress and lease prepayments, net	112,060,281	112,217,714	sum of p

11.

Please summarize for us your impairment analysis under FASB ASC 360-10-35 on which you relied in concluding that no additional impairment was required for your property and equipment as of September 30, 2012 and December 31, 2012.

RESPONSE:

Jeanne Bennett
April 18, 2013

We grouped our property and equipment by product line, namely, prismatic, cylindrical, polymer and electric vehicle. We compared the discounted expected future cash flow with the carrying value of the asset groups for impairment consideration. Based on our evaluation, we recognized impairment charge of $3,918,959 for the fiscal year ended September 30, 2012 and no impairment charge was recognized as of December 31, 2012. We will keep on evaluating the impairment in our future fillings subsequently if conditions change and indicate that it is probable our assets impaired.

12.

With respect to your impairment charges in fiscal 2011 and 2012, please revise future filings to disclose a description of the impaired long-lived assets and the facts and circumstances leading to the impairment and the methods you used to determine the fair value, consistent with FASB.

RESPONSE:

We respectfully note your comment and will revise our future fillings accordingly.

Lease Prepayments, page F-28

13.	Please show us the significant components of your lease prepayments of $32.5 million as of September 30, 2012 and reconcile this to your disclosure in the two paragraphs following the table.

RESPONSE:

The significant components of our lease prepayments of $32.5 million as of September 30, 2012 are as follows:

	Shenzhen BAK industrial park land	Shenzhen R&D centre land	Tianjin BAK industrial park land	FY 2012 Total
Lease prepayment	$18,716,650	$1,388,830	$16,871,892	$36,977,372
Accumulated amortization	(2,427,842)	(105,406)	(1,940,263)	(4,473,511)
	$16,288,808	$1,283,424	$14,931,629	$32,503,861

Note 11. Short-term Bank Loans, page F-29

14.

Please reconcile the disclosure in the table regarding assets securing your loans of $71,119,295 as of September 30, 2012, with the similar table as of that date on page F-16 of your December 31, 2012 Form 10-Q totaling $166,862,057. Please also reconcile the disclosures in this note and Note 12 regarding these assets to the disclosure in the last paragraph on page 13.

Jeanne Bennett
April 18, 2013

RESPONSE:

We respectfully note the Staff’s comments. However, we believe our disclosures regarding assets securing the Company’s loans as of September 30, 2012 are consistent with those as of December 31, 2012. Please refer to the table below:

F-16 of 10-Q

	September 30,	December 31,
	2012	2012

Inventories (Note 4)	$23,863,691	$24,072,024
Machinery and equipment, net (Note 6)	47,255,604	45,722,332
Buildings and construction in progress (Note 6)	90,823,461	90,974,511
Lease prepayments, net (Note 6)	4,919,301	4,876,727
	$166,862,057	$165,645,594

F-29 of 10-K

September 30,
2012

Inventories (Note 5)	23,863,691
Machinery and equipment, net (Note 8)	47,255,604
$71,119,295

However, we missed to update the respective numbers in the last paragraph of page 13 of the 10-K. We will make sure that such disclosures in our future fillings be consistent with the disclosures in the financial statements.

Note 23. Commitments and Contingencies, page F-43

15.	With respect to the table of guarantees on page F-45, please respond to the following:

Please reconcile the list of suppliers of certain raw materials and equipment for which you have provided guarantees to the list of suppliers on page 8.

RESPONSE:

Jeanne Bennett
April 18, 2013

We reconciled these two tables as follows:

Page 8	F-45
Existing key raw material supplier	Shenzhen Tongli Hi-tech Co. Ltd
Former raw material supplier	Tianjin Huaxiahongyuan Co. Ltd
Former raw material supplier	Shanghai Global Children Products Co. Ltd.
Former raw material supplier	Shenzhen Yasu Technology Co. Ltd
Former raw material supplier	Shenzhen Langjin Technology Co., Ltd

Please reconcile the total amount guaranteed as of September 30, 2011 and the name of your supplier, Shanghai Children Products Co. Ltd, to the similar disclosure in the fifth paragraph on page 45.

RESPONSE:

On page 45 of the 10-K, among others, we stated, “as of September 30, 2012, we provided guarantees for the following non-related parties: Shenzhen Tongli Hi-tech Co. Ltd, Tianjin Huaxiahongyuan Co. Ltd, Shenzhen Yasu Technology Co. Ltd, Shenzhen Langjin Technology Co., Ltd. The maximum amount of our exposure for these guarantees was $23.9 million and $21.1 million at September 30, 2012 and 2011, respectively.” In the above sentence, the correct maximum amount of our exposure for the guarantees at September 30, 2011 should be $13.3 million instead of $21.1 million. The $7.8 million difference represents our exposure for the guarantee we provided to a related party, Tianjin BAK New Energy Research Institute Co., Ltd., which was correctly excluded from the table of guarantees for non-related parties on page F-45 of the 10-K.

In addition, because we did not provide guarantees for Shanghai Global Children Products Co. Ltd. as of December 31, 2012, we did not include this company in our disclosure on page 45 of the 10-K.

  Please tell us how you considered the disclosures required by FASB ASC 460-10-50.

RESPONSE:

As we disclosed in the 10-K, management originally believed that our guarantees were immaterial. Therefore, we did not disclose in great details of such guarantees in our historical filings. After reviewed our disclosures and FASB ASC 460-10-50, management has decided to fully disclose our guarantees in accordance with FASB ASC 460-10-50 in our future fillings.

16.	Please tell us the following about your guarantees:

Jeanne Bennett
April 18, 2013

The nature of the guarantee including the approximate term of the guarantee, how the guarantee arose, the events or circumstances that would require you to perform under the guarantee, and status of the payment/performance risk of the guarantee as of September 30, 2012 and December 31, 2012.

RESPONSE:

The purpose of guarantee was initially to secure supplies of certain raw materials and equipment. The term of the guarantee is typically one year and needs to be renewed year by year. We provided the guarantee upon request of our suppliers. We are required to perform when the guaranteed party defaults. Based on our evaluation, as of September 30, 2012, the performance risk of the guarantee was remote. As of December 31, 2012, the performance risk of the guarantee was remote, except for the guarantee provided for Shenzhen Langjin Technology Co., Ltd.

The nature of any recourse provisions that would enable you to recover from third parties any of the amounts paid under the guarantee.

RESPONSE:

We are entitled to be indemnified fully or partially for any losses, damages and expenses in connection with the guarantee by shareholder(s) of the guaranteed party and/or co-guarantor(s).

The nature of any assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, you can obtain and liquidate to recover all or a portion of the amounts paid under the guarantee.

RESPONSE:

There is no such kind of assets held either as collateral or by third parties under our guarantee arrangements.

If estimable, the approximate extent to which the proceeds from liquidation of assets held either as collateral or by third parties would be expected to cover the maximum potential amount of future payments under the guarantee.

RESPONSE:

Jeanne Bennett
April 18, 2013

Please see our answer above.

Item 9A. Controls and Procedures, page 47

17.

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

  How do you evaluate and assess internal control over financial reporting? In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE:

(1) To evaluate and assess internal control over financial reporting, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

(2) To address financial reporting risks, we have had effective internal control system established in accordance with COSO framework in each of the three wholly-owned operating subsidiaries where we conduct our current business. We have also established a financial reporting and consolidation control process in the parent company level for each subsidiary to comply with.

In accordance with the COSO framework, the internal control framework for each company is broken down into the following categories:

• Entity-Level Controls. Entity-level controls are those controls that management relies upon to establish the appropriate “tone at the top” relative to the internal control structure, as well as financial reporting.

• Process-Level Controls. Process-level controls are typically involved with initiating, recording, processing or reporting transactions, which cover:

Jeanne Bennett
April 18, 2013

  Revenue Recognition

  Cost

  Inventory

  Tax

  Fixed Assets

  Construction

  Payroll

  Treasury

• General IT Controls. General IT controls typically impact a number of individual applications and data in the technology environment.

More specifically, we conduct our current business through three wholly-owned operating subsidiaries in China: Shenzhen BAK, BAK Electronics and BAK Tianjin.

For Shenzhen BAK and BAK Electronics, located in our headquarter Shenzhen, China, we have had a complete internal control system in financial reporting established when our securities were listed on Nasdaq in 2006. The internal control system was established in accordance with the COSO framework with the help of an outside consulting firm.

For BAK Tianjin, located in Tianjin, China, because of similar type of business, the Internal Audit department was designated to help establish the internal control system when it was incorporated. With the expansion of its sales up to 5% of the consolidated as a group, we engaged an outside consulting firm to set up internal control system in accordance with COSO framework.

(3) We have established an internal audit department since early 2006 when we were in the preparation for listing on Nasdaq. The Internal Audit Department is responsible for all internal audit-related matters, including, but not limited to, the following:

• Conducting an annual risk assessment through surveying top officers of the company and their view on risk significance and likelihood of occurrence in critical business functions.

• Development of an annual internal audit plan (based on the annual risk assessment).

• Execution of operational, compliance and IT audit projects as defined in the annual internal audit plan.

• Assistance with corporate governance initiatives, including the organization and management of projects for complying with the Sarbanes-Oxley Act.

Jeanne Bennett
April 18, 2013

• Communication of audit results to senior management and the audit committee.

The Internal Audit Department conducts audits of the above-mentioned controls on a regular basis, including Entity-level controls, Process-level controls and General IT controls, to support an annual assessment on the effectiveness of the Company’s internal control over financial reporting systems.

  How do you maintain your books and records and prepare your financial statements? Since you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE:

The Company’s principal subsidiaries prepared the books of account in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), Hong Kong, Germany, India or Canada, the accounting standards used in the places of their respective domiciles.

At the Company level, on a consolidated basis, we maintain our books and records and prepare our consolidated financial statements under accounting principles generally accepted in the United States of America (“US GAAP”).

The Company has established Financial Reporting and Disclosure control process for all of the subsidiaries to comply with. It regulates the consolidation process in detail as well as all the adjustments as necessary and appropriate need be done for the financial reporting. The Financial Reporting and Disclosure process was reviewed by the outside auditors each year. We recruit two professional staff, the consolidation supervisor and his assistant, for the preparation of the consolidated financial statement. They have many years of experience in the compliance with US GAAP. The consolidated financial statement as well as all the adjustments will be reviewed by the consolidation supervisor, CFO and outside auditor to ensure the compliance with US GAAP.

  What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

Jeanne Bennett
April 18, 2013

  what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

  what relevant education and ongoing training he or she has had relating to U.S. GAAP;

  the nature of his or her contractual or other relationship to you;

  whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

RESPONSE:

The people in our Company who are primarily responsible for preparing and supervising the preparation of our financial statements are the consolidation supervisor and his assistant. The assistant is in charge of collecting the financials of each subsidiary to fill with the consolidation spreadsheet, which form was reviewed by his supervisor and outside auditor in advance; the consolidation supervisor is in charge of reviewing the consolidation spreadsheet, preparing the consolidated financial statements in accordance with US GAAP and making necessary adjustments to the financial statements.

The consolidation supervisor and his assistant are the Company’s employees. The consolidation supervisor has about 15 years of accounting and auditing experience, including seven year’s experience with a “Big Four” audit firm, when he led the audit of many US listing companies. In addition, he worked at a Canadian audit firm as an audit manager for two years. The assistant has more than six years of financial and audit experience, and has been working in this position for more than four years. Each of them holds a bachelor’s degree in Accounting and Auditing. The Company also regularly engages outside firms to provide training on US GAAP reporting compliance.

The Internal Audit Department of the Company, reporting to the Audit Committee, is primarily responsible for evaluating the effectiveness of internal control over financial reporting. The Internal Audit Department carries out quarterly audit on the internal control over financial reporting. There are three members of the Internal Audit Department, including a director and two staff. All of them are employees of the Company.

Jeanne Bennett
April 18, 2013

The director of the Internal Audit Department, a certified internal auditor, has three years of internal audit experience as audit supervisor in a Nasdaq listing company in compliance with Sarbanes-Oxley Act. Two other members each has more than three years working experience as an auditor in a domestic audit firm, and more than one year working experience as an internal auditor in a domestic public company. They joined the Company at the end of 2011. Each of them holds a bachelor’s degree in Accounting and Auditing. They were trained internally by the director for Sarbanes-Oxley Act compliance. They also attended trainings provided by outside firms engaged by the Company on SOX compliance, internal audit methods and US GAAP reporting compliance.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

the name and address of the accounting firm or organization
the qualifications of their employees who perform the services for your company;
how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE:

We did not retain accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

Jeanne Bennett
April 18, 2013

why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each individual in connection with the preparation of your financial statements, and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE:

We did not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended September 30, 2012 Item 1. Financial Statements Note 16. Commitments and Contingencies, page F-24

18.

We note your disclosure in Note 10 on page F-16 with respect to the default and your obligation to make a payment under your loan guarantee. We note that you had not previously provided an accrual for this obligation. Please describe to us your assessment of your contingent obligations related to the guarantees as of September 30, 2012 and December 31, 2012. Discuss how you applied FASB ASC 450-20-25, 450-20-30, 460-10-30, and 460-10-35. Discuss how you considered the disclosures required by FASB ASC 450-20-50-3 through 50-4.

RESPONSE:

At each quarter end, we assess each of the entities that we guaranteed in accordance to FASB ASC 450 and 460. No exception was noted during our quarter end assessment of the entities guaranteed except for Shenzhen Langjin Technology Development Co. Ltd (“Langjin”). During our quarter end assessment for the fiscal quarter ended December 31, 2012, we were made aware of increasing risks of Langjin’s default in December 2012. We made a full accrual in accordance with FASB ASC 450-20-55-11 even though we did not receive the claim from the Agricultural Bank of China regarding Langjin’s default until after December 31, 2012.

Jeanne Bennett
April 18, 2013

Although accrual has been made for Langjin’s default, we continued to disclose the related guarantee for added clarity. We will revise our future filings accordingly.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

19.

We note that you have recorded a gross loss in each of the last four quarters ending with December 31, 2012. In the first paragraph on page 7 you disclose that the gross loss is largely due to a significant decrease in sales of lithium prismatic cells and the sale of low priced and obsolete products with low or negative gross margins. Please explain how you are applying FASB ASC 330-10-35 in determining the valuation of your inventories at the lower of cost or market. In this regard, please further explain why you have been recording gross losses in each of the last four quarters if you have been valuing inventories at the lower of cost or market.

RESPONSE:

FASB ASC 330-10-35-7 provides, “it is also recognized that, if a business is expected to lose money for a sustained period, the inventory shall not be written down to offset a loss inherent in the subsequent operations.” Because we expect to lose money in the lithium prismatic cells and low priced obsolete products business for a sustained period, we did not write down the relevant inventory to offset loss inherent in subsequent operations at each quarter end.

* * * *

Jeanne Bennett
April 18, 2013

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. at (202) 663-8158, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

CHINA BAK BATTERY, INC.

By: /s/ Xiangqian Li
Xiangqian Li
Chief Executive Officer

CBAK	As of September 30, 2012

Currency: US$

Subsidiaries	Carrying Amount	Bad Debt Provision	Net Book Value	Total	0 - 30 days	31- 60 days	61 - 90 days	91 - 180 days	181 - 270 days	271 - 360 days	361 - 720 days	> 720 days
Shenzhen BAK battery Co.,Ltd	97,608,624	31,189,442	66,419,182	97,608,624	18,759,111	11,889,611	10,851,928	9,901,286	2,363,934	26,015,804	11,928,226	5,898,724
BAK Electronics(Shenzhen) Co.,Ltd	4,766,637	1,907,301	2,859,336	4,766,637	939,771	843,871	405,241	525,152	152,622	31,143	361,907	1,506,928
BAK International(Tianjin) Co.,Ltd	4,408,047	147,685	4,260,362	4,408,047	111,358	662,582	1,279,815	1,649,953	584,241	120,097	-	-
Tianjin Meicai New Materials Technology CO.,LTD	-	-	-	-	-	-	-	-	-	-	-	-
China BAK Battery, Inc	-	-	-	-	-	-	-	-	-	-	-	-
BAK International Limited	-	-	-	-	-	-	-	-	-	-	-	-
BAK Battery Canada Ltd.	967,642	-	967,642	967,642	967,642	-	-	-	-	-	-	-
BAK Europe GmbH	25,732	-	25,732	25,732	25,732	-	-	-	-	-	-	-
BAK Telecom India Private Limited	4,956	-	4,956	4,956	4,956	-	-	-	-	-	-	-

Consolidated Total	107,781,637	33,244,427	74,537,210	107,781,637	20,808,570	13,396,064	12,536,984	12,076,391	3,100,798	26,167,044	12,290,133	7,405,653

Ratio of Bad Debt Provision				0%	0%	0%	0%	0%	15%	50%	100%	100%
Bad Debt Provision	33244427.4								465119.63	13083522.2	12290133.01	7405652.59

CBAK	As of December 31, 2012

Currency: US$

Subsidiaries	Carrying Amount	Bad Debt Provision	Net Book Value	Total	0 - 30 days	31- 60 days	61 - 90 days	91 - 180 days	181 - 270 days	271 - 360 days	361 - 720 days	> 720 days
Shenzhen BAK battery Co.,Ltd	85,709,505	-34,884,457	50,825,048	85,709,505	16,489,688	15,077,470	7,053,185	9,236,183	3,030,918	784,483	28,075,326	5,962,251
BAK Electronics(Shenzhen) Co.,Ltd	7,192,131	-1,769,508	5,422,623	7,192,131	3,412,803	1,250,520	201,826	362,505	177,795	87,685	180,255	1,518,741
BAK International(Tianjin) Co.,Ltd	4,807,362	-208,522	4,598,840	4,807,362	772,695	1,200,338	1,735,550	617,888	301,380	32,395	147,118	-
Tianjin Meicai New Materials Technology CO.,LTD	-	-	-	-	-	-	-	-	-	-	-	-
China BAK Battery, Inc	-	-	-	-	-	-	-	-	-	-	-	-
BAK International Limited	-	-	-	-	-	-	-	-	-	-	-	-
BAK Battery Canada Ltd.	496,403	-	496,403	496,403	496,403	-	-	-	-	-	-	-
BAK Europe GmbH	23,913	-	23,913	23,913	23,913	-	-	-	-	-	-	-
BAK Telecom India Private Limited	11,553	-	11,553	11,553	11,553	-	-	-	-	-	-	-

Consolidated Total	98,240,867	-36,862,486	61,378,380	98,240,867	21,207,055	17,528,328	8,990,561	10,216,576	3,510,093	904,563	28,402,698	7,480,992

Ratio of Bad Debt Provision				0%	0%	0%	0%	0%	15%	50%	100%	100%
Bad Debt Provision	36,862,486								526,514	452,282	28,402,698	7,480,992